

February 27, 2015

Via E-mail
Mr. Lucas Schneider
Chief Financial Officer
Highwater Ethanol, LLC
24500 US Highway 14
Lamberton, MN 56152

> **Re: Highwater Ethanol, LLC**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed January 28, 2015**
> **File No. 0-53588**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 1A. Risk Factors, page 13

We have signed a letter of intent with Butamax Advanced Biofuels, LLC . . ., page 14

1.   We note your disclosure that you entered into a letter of intent with Butamax for the purpose of discussing the conversion of your ethanol facility into a biobutanol facility but have not entered into definitive agreements. However, your disclosure on pages 12, 13, 30 and 49 indicates that you have entered into definitive agreements with respect to Phase 1 of the project. We also note that in your December 2014 newsletter, filed as an exhibit to your Current Report on Form 8-K filed on December 4, 2014, you disclose information regarding Phase 1 and Phase 2 of the project. In future filings please revise this risk

factor to include disclosure regarding the current status of the project with Butamax. Please also include similar disclosure elsewhere in the document, as applicable.

Risks Related to Ethanol Industry, page 15

2. We are unable to locate any risk factor disclosure in your filing regarding the potential effects of declining prices of oil and gasoline and how those prices might impact ethanol prices. It's also unclear to what extent the Renewal Fuels Standard (RFS) allows ethanol producers to remain competitive in a declining oil and gasoline pricing environment. We note your disclosure on page 22 of your document which states that you believe changes in ethanol prices will be directionally consistent with changes in corn and "energy" prices. Please tell us whether your business is impacted by declining oil and gasoline prices and if so, please consider providing risk factor disclosures in future filings, that address risks to your business resulting from changes in oil and gasoline prices.

Item 8. Financial Statements and Supplementary Data, page 34

Note 1. Summary of Significant Accounting Policies, page 41

Equity Method Investments, page 43

3. Given that you have a 7% equity interest in your investments in each of RPMG and Lawrenceville Tank, please tell us how you determined that the equity method is the appropriate accounting treatment for each of your investments. Refer to ASC 323-10-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Lucas Schneider
Highwater Ethanol, LLC
February 27, 2015
Page 3

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551- 3570 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief